Exhibit 99.1

The9 Limited held Annual General Meeting on October 19, 2012

Shanghai, China – October 22, 2012. The9 Limited (the “Company,” NASDAQ: NCTY), an online game developer and operator, today announced the results of its annual general meeting of shareholders held in Hong Kong on October 19, 2012. At the annual meeting, The9’s shareholders approved

1. the re-election and appointment of Davin Alexander Mackenzie as an independent director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2015 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

2. the re-election and appointment of Chao Yong Wang as an independent director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2015 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

3. the re-election and appointment of Ka Keung Yeung as an independent director of the Company, effective from the closing of this Annual General Meeting, to serve for a three (3) year term ending at the 2015 Annual General Meeting or until his successor is duly elected and qualified, whichever is earlier.

About The9 Limited

The9 Limited is an online game developer and operator. The9 develops and operates, directly or through its affiliates, its proprietary online game FireFall and other online games, web games and social games. It has also obtained exclusive licenses to operate other games in mainland China such as Planetside 2. In 2010, The9 established its Mobile Internet Unit to focus on mobile internet business.

For further information, please contact:

Ms. Phyllis Sai

Manager, Investor Relations

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/